Exhibit 99.1

FCA Announces Closing of Ferrari Initial Public Offering

Fiat Chrysler Automobiles N.V. (NYSE: FCAU/MI: FCA) (“FCA”) and its subsidiary Ferrari N.V. (NYSE: RACE) (“Ferrari”) announced today the closing of Ferrari’s initial public offering of 18,892,150 Ferrari common shares at the initial public offering price of $52 per share. The shares sold at closing included the exercise in full of the underwriters’ option to purchase 1,717,150 additional common shares. All shares were offered and sold by FCA and the total gross proceeds to FCA were $982.4 million.

The common shares of Ferrari began trading on the New York Stock Exchange on October 21, 2015 under the symbol “RACE”. Following completion of the offering, FCA expects to distribute its remaining ownership interest in Ferrari to FCA shareholders at the beginning of 2016.

UBS Investment Bank acted as Global Coordinator for the offering. UBS Investment Bank and BofA Merrill Lynch served as bookrunners and representatives of the underwriters for the offering. Allen & Company LLC, Banco Santander, BNP Paribas, J.P. Morgan and Mediobanca also acted as bookrunners for the offering.

A registration statement was declared effective by the U.S. Securities and Exchange Commission. This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The offering of these securities will be made only by means of a prospectus. A copy of the prospectus can be obtained from UBS Securities LLC Attn: Prospectus Department 1285 Avenue of the Americas New York, NY, 10019 (888) 827-7275 or BofA Merrill Lynch Attn: Prospectus Department 222 Broadway, New York, NY 10038 email: dg.prospectus_requests@baml.com.

26 October 2015